Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Six Months Ended June 30, 2013	Year Ended December 31
		2012	2011	2010	2009	2008
Earnings available for fixed charges:
Income from continuing operations before income taxes	$719	$3,822	$4,449	$2,655	$1,682	$3,849
Add:
Distributed earnings from equity in unconsolidated affiliates	11	4	13	13	17	30
Fixed charges	217	445	384	402	361	232
Subtotal	947	4,271	4,846	3,070	2,060	4,111
Less:
Equity in earnings of unconsolidated affiliates	2	14	20	20	16	50
Total earnings available for fixed charges	$945	$4,257	$4,826	$3,050	$2,044	$4,061

Fixed charges:
Interest expense	$147	$305	$268	$308	$297	$167
Rental expense representative of interest	70	140	116	94	64	65
Total fixed charges	$217	$445	$384	$402	$361	$232

Ratio of earnings to fixed charges	4.4	9.6	12.6	7.6	5.7	17.5